Exhibit 99.1
ROGERS COMMUNICATIONS REPORTS FOURTH QUARTER AND FULL-YEAR 2018 RESULTS; ANNOUNCES 2019 FINANCIAL GUIDANCE

•	Delivered solid fourth quarter results; grew revenue and adjusted EBITDA by 6%

•	Grew Wireless revenue by 8% and adjusted EBITDA by 7%

•	Delivered Q4 Wireless postpaid net additions of 112,000 and churn of 1.23%, our best Q4 performance in 9 years

•	Increased Wireless blended ABPU by 3%; increased blended ARPU by 2%

•	Grew Cable revenue by 1% and adjusted EBITDA by 3% driven by growth in Internet

•	Delivered strong 2018 results; grew total revenue by 5% and adjusted EBITDA by 9%

•	Delivered Wireless adjusted EBITDA growth of 10% and churn improvement of 10 basis points

•	Increased Wireless postpaid net additions growth by 99,000 and delivered 4% blended ABPU growth

•	Achieved strong Cable results led by Internet revenue growth of 7% and net additions growth of 14,000

•	Increased adjusted EBITDA margin by 130 basis points due to our steady focus on cost management

•	Released strong financial guidance for full-year 2019

•	Released revenue growth range of 3% to 5%; adjusted EBITDA growth of 7% to 9%

•	Projected capital expenditures of $2.85 billion to $3.05 billion

•	Announced annualized dividend rate increase of 4.2% to $2.00 per share

TORONTO (January 24, 2019) - Rogers Communications Inc. today announced its unaudited financial and operating results for the fourth quarter ended December 31, 2018.

Consolidated Financial Highlights

	Three months ended December 31			Twelve months ended December 31
(In millions of Canadian dollars, except per share amounts, unaudited)	2018	2017 (restated) [1]	% Chg	2018	2017 (restated) [1]	% Chg

Total revenue	3,938	3,731	6	15,096	14,369	5
Total service revenue [2]	3,276	3,164	4	12,974	12,550	3
Adjusted EBITDA [3]	1,521	1,436	6	5,983	5,502	9
Net income	502	499	1	2,059	1,845	12
Adjusted net income [3]	585	525	11	2,241	1,902	18

Diluted earnings per share	$0.97	$0.97	—	$3.99	$3.57	12
Adjusted diluted earnings per share [3]	$1.13	$1.02	11	$4.34	$3.68	18

Cash provided by operating activities	1,051	1,142	(8)	4,288	3,938	9
Free cash flow [3]	275	230	20	1,771	1,685	5

[1]	2017 reported figures have been restated applying the new revenue recognition standard, IFRS 15. See "Critical Accounting Policies and Estimates".

[2]	As defined. See "Key Performance Indicators".

[3]
As defined. See "Non-GAAP Measures". These measures should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies.

“We delivered strong financial and operating results in the fourth quarter and terrific results for the full year,” said Joe Natale, President and CEO. “We delivered on all of our key financial commitments and released a strong outlook for 2019. Overall, we have good momentum and we continue to make meaningful and substantial headway on our key strategic priorities, including our relentless focus on our customers, our well-timed investments in our networks, and our steadfast commitment to deliver strong shareholder value.”

Rogers Communications Inc.	1	Fourth Quarter 2018

Quarterly Financial Highlights

Higher revenue
Total revenue increased 6% this quarter, largely driven by Wireless service revenue growth of 5%. Growth in Wireless was a result of our balanced approach to continue monetizing the increasing demand for data along with a disciplined approach around subscriber base management. Wireless equipment revenue grew 17% this quarter driven by an increase in sales of higher value devices and increased hardware upgrades.

Cable revenue increased 1% this quarter as Internet revenue growth of 6% continued to drive the Cable segment. This quarter, we had net additions of 25,000 for Internet.

Media revenue increased 3% this quarter primarily as a result of higher advertising and sports-related revenue.

Higher adjusted EBITDA and margins
This quarter, adjusted EBITDA increased 6% with a margin expansion of 10 basis points. This increase was driven by Wireless adjusted EBITDA growth of 7%, as a result of strong growth in Wireless revenue, partially offset by investments in our frontline employees, which led to a margin of 41.7%, down 50 basis points from last year.

Cable adjusted EBITDA increased 3% this quarter primarily from the ongoing product mix shift to higher-margin Internet services and various cost efficiencies achieved. This gave rise to a margin of 49.4% this quarter, up 80 basis points from last year.

Media adjusted EBITDA increased 8% this quarter primarily as a result of increased revenue, resulting in a margin of 7.4%, up 40 basis points from last year.

Higher net income and adjusted net income
Net income and adjusted net income increased this quarter by 1% and 11%, respectively, as a result of higher adjusted EBITDA, partially offset by higher depreciation and amortization.

Substantial cash flow affords financial flexibility and supports network evolution
We continued to generate substantial cash flow from operating activities of $1,051 million this quarter and free cash flow of $275 million. Cash flow from operating activities decreased by 8% as a result of a higher net investment in working capital items and higher interest paid. Free cash flow increased by 20% as a result of higher adjusted EBITDA.

Our solid financial results enabled us to continue to make investments in our network, strengthen our balance sheet and liquidity, and still return substantial dividends to shareholders. We paid $247 million in dividends this quarter and announced a 4.2% increase to our annualized dividend rate, bringing our annual declared dividend to $2.00 per share. We ended the fourth quarter with a debt leverage ratio of 2.5, down from 2.7 at the end of 2017.

Rogers Communications Inc.	2	Fourth Quarter 2018

Strategic Highlights

Our six company priorities guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights for 2018.

Create best-in-class customer experiences by putting our customers first in everything we do

•	Delivered a 10 basis point improvement in Wireless postpaid churn.

•	Improved customer self-serve and grew customer digital adoption.

Invest in our networks and technology to deliver leading performance and reliability

•	Improved our wireless network performance in our top 6 markets.

•	Signed a three-year partnership with the University of British Columbia to create Canada's first real-world 5G hub.

•	Received the 2018 Speedtest® Award for Canada's Fastest Internet from Ookla®.

Deliver innovative solutions and compelling content that our customers will love

•	Introduced Ignite TV across our Ontario cable footprint.

•	Invested $679 million during the 2018 broadcast year to create and produce Canadian content.

•	Celebrated 50 years of local programming through Rogers TV.

Drive profitable growth in all the markets we serve

•	Achieved 2018 guidance targets, and raised adjusted EBITDA guidance in the third quarter.

•	Grew total revenue by 5% and adjusted EBITDA by 9%.

•	Delivered total shareholder return of 12.5%, 21 points above the TSX Composite Index.

Develop our people and a high performance culture

•	Achieved a best-in-class employee engagement score of 82%.

•	Recognized by Mediacorp Canada as one of Canada’s Top 100 Employers in November 2018 and as a Top Employer for Young People in February 2018.

•	Achieved female representation of 30% for executive positions of Vice-President and above.

Be a strong, socially responsible leader in our communities across Canada

•	Contributed approximately $60 million through cash and in-kind investments to help our communities thrive.

•	Provided 313 students with Ted Rogers Scholarships and awarded 105 community grants in 2018.

•	Expanded our Connected for Success affordable Internet program to 300 non-profit housing providers.

Rogers Communications Inc.	3	Fourth Quarter 2018

Achieved 2018 Guidance

The following table outlines guidance ranges that we had previously provided and our actual results and achievements for the selected full-year 2018 financial metrics.

	2017	2018			2018
(In millions of dollars, except percentages)	(restated)	Guidance Ranges			Actual		Achievement

Consolidated Guidance [1]
Revenue	14,369	Increase of 3%	to	5%	15,096	5.1%	✓
Adjusted EBITDA [2]	5,502	Increase of 7%	to	9%	5,983	8.7%	✓
Capital expenditures [3]	2,436	2,650	to	2,850	2,790	n/m	✓
Free cash flow [2]	1,685	Increase of 5%	to	7%	1,771	5.1%	✓
n/m - not meaningful

[1]
This table outlines guidance ranges for selected full-year 2018 consolidated financial metrics provided in our January 25, 2018 earnings release and subsequently updated on October 19, 2018. Guidance ranges presented as percentages reflect percentage increases over 2017 actual results.

[2]
Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[3]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences.

2019 Outlook

For the full-year 2019, we expect steady growth in revenue and adjusted EBITDA to drive higher free cash flow, despite higher projected capital expenditures. In 2019, we expect to have the financial flexibility to maintain our network advantages, to further reduce debt, and to continue to return cash to shareholders.

	2018	2019 Guidance Ranges [1]
(In millions of dollars, except percentages)	Actual

Consolidated Guidance
Revenue	15,096	Increase of 3%	to	5%
Adjusted EBITDA [2,3]	5,983	Increase of 7%	to	9%
Capital expenditures [4]	2,790	2,850	to	3,050
Free cash flow [2,3,5]	2,134	Increase of 200	to	300

[1]
Guidance ranges presented as percentages reflect percentage increases over full-year 2018 results. 2019 amounts for purposes of assessing our performance against guidance will be calculated in accordance with accounting policies after adopting IFRS 16, Leases (IFRS 16) on January 1, 2019. See "Critical Accounting Polices and Estimates" for more information.

[2]
Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[3]
We will record the initial impacts of adopting IFRS 16 in our opening balance sheet effective January 1, 2019. The ongoing impacts will be addressed in our results prospectively from that date. Our 2018 results will not be restated such that our 2019 guidance ranges for adjusted EBITDA and free cash flow include the effect of our adoption of IFRS 16. Were we to adopt IFRS 16 on a retrospective basis, 2018 adjusted EBITDA and free cash flow would each have been $174 million higher.

[4]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences.

[5]
Effective January 1, 2019, we will amend our definition of free cash flow. Free cash flow presented above reflects this change. See "Managing our Liquidity and Financial Resources" for more information, including a reconciliation of the impact of this change on full-year 2018 free cash flow.

The above table outlines guidance ranges for selected full-year 2019 consolidated financial metrics. These ranges take into consideration our current outlook, our 2018 results, and the estimated effect of our adoption of IFRS 16 on January 1, 2019 on a cumulative catch-up basis and not retrospectively. The purpose of the financial outlook is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2019 financial results for evaluating the performance of our business. This information may not be appropriate for other purposes. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with "About Forward-Looking Information" (including the material assumptions listed under the heading "Key assumptions underlying our 2019 guidance") and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

We provide annual guidance ranges on a consolidated full-year basis that are consistent with annual full-year Board of Directors-approved plans. Any updates to our full-year financial guidance over the course of the year would only be made to the consolidated guidance ranges that appear above.

Rogers Communications Inc.	4	Fourth Quarter 2018

About Rogers

Rogers is a leading diversified Canadian communications and media company. We are Canada's largest provider of wireless communications services and one of Canada's leading providers of cable television, high-speed Internet, information technology, and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, sports, televised and online shopping, magazines, and digital media. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment community contact	Media contact

Paul Carpino	Terrie Tweddle
647.435.6470	647.501.8346
paul.carpino@rci.rogers.com	terrie.tweddle@rci.rogers.com

Quarterly Investment Community Teleconference

Our fourth quarter 2018 results teleconference with the investment community will be held on:

•	January 24, 2019

•	8:00 a.m. Eastern Time

•	webcast available at investors.rogers.com

•	media are welcome to participate on a listen-only basis

A rebroadcast will be available at investors.rogers.com for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers' management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers' website at investors.rogers.com.

For More Information

You can find more information relating to us on our website (investors.rogers.com), on SEDAR (sedar.com), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to investors.rogers.com for information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business.

Rogers Communications Inc.	5	Fourth Quarter 2018

About this Earnings Release

This earnings release contains important information about our business and our performance for the three and twelve months ended December 31, 2018, as well as forward-looking information about future periods. This earnings release should be used as preparation for reading our forthcoming Management's Discussion and Analysis (MD&A) and Audited Consolidated Financial Statements for the year ended December 31, 2018, which we intend to file with securities regulators in Canada and the US in the coming weeks. These statements will be made available on the investors.rogers.com, sedar.com, and sec.gov websites or mailed upon request.

The financial information contained in this earnings release is prepared using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This earnings release should be read in conjunction with our 2017 Annual MD&A, our 2017 Audited Consolidated Financial Statements, our 2018 First, Second, and Third Quarter MD&A and Interim Condensed Consolidated Financial Statements, and our other recent filings with Canadian and US securities regulatory authorities, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. Information is current as at January 24, 2019 and was approved by RCI's Board of Directors (the Board). This earnings release includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

In this earnings release, this quarter, the quarter, or the fourth quarter refer to the three months ended December 31, 2018, first quarter refers to the three months ended March 31, 2018, second quarter refers to the three months ended June 30, 2018, third quarter refers to the three months ended September 30, 2018, and year to date or full-year refer to the twelve months ended December 31, 2018. All results commentary is compared to the equivalent periods in 2017 or as at December 31, 2017, as applicable, unless otherwise indicated.

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the enterprise, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, digital media, and publishing.

Wireless and Cable are operated by our wholly-owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly-owned subsidiaries. Media is operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

Effective January 1, 2018, we redefined our reportable segments as a result of technological evolution and the increased overlap between the various product offerings within our legacy Cable and legacy Business Solutions reportable segments, as well as how we allocate resources amongst, and the general management of, our reportable segments. The results of our legacy Cable segment, legacy Business Solutions segment, and our Smart Home Monitoring products are presented within a redefined Cable segment. Financial results related to our Smart Home Monitoring products were previously reported within Corporate items and intercompany eliminations. We have retrospectively amended our 2017 comparative segment results to account for this redefinition.

Additionally, effective January 1, 2018, we commenced using adjusted EBITDA as the key measure of profit for the purpose of assessing performance for each segment and to make decisions about the allocation of resources. This measure replaced our previous adjusted operating profit non-GAAP measure. We believe adjusted EBITDA more fully

Rogers Communications Inc.	6	Fourth Quarter 2018

reflects segment and consolidated profitability. The difference between adjusted operating profit and adjusted EBITDA is that adjusted EBITDA includes stock-based compensation expense. Use of this measure changed our definition of free cash flow. Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

Rogers Communications Inc.	7	Fourth Quarter 2018

Summary of Consolidated Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins and per share amounts)	2018	2017 (restated) [1]	% Chg		2018	2017 (restated) [1]	% Chg

Revenue
Wireless	2,464	2,288	8		9,200	8,569	7
Cable [2]	989	981	1		3,932	3,894	1
Media	540	526	3		2,168	2,153	1
Corporate items and intercompany eliminations [2]	(55)	(64)	(14)		(204)	(247)	(17)
Revenue	3,938	3,731	6		15,096	14,369	5
Total service revenue [3]	3,276	3,164	4		12,974	12,550	3

Adjusted EBITDA [4]
Wireless	1,028	965	7		4,090	3,726	10
Cable [2]	489	477	3		1,874	1,819	3
Media	40	37	8		196	127	54
Corporate items and intercompany eliminations [2]	(36)	(43)	(16)		(177)	(170)	4
Adjusted EBITDA	1,521	1,436	6		5,983	5,502	9

Adjusted EBITDA margin [4]	38.6%	38.5%	0.1	pts	39.6%	38.3%	1.3	pts

Net income	502	499	1		2,059	1,845	12
Basic earnings per share	$0.97	$0.97	—		$4.00	$3.58	12
Diluted earnings per share	$0.97	$0.97	—		$3.99	$3.57	12

Adjusted net income [4]	585	525	11		2,241	1,902	18
Adjusted basic earnings per share [4]	$1.14	$1.02	12		$4.35	$3.69	18
Adjusted diluted earnings per share [4]	$1.13	$1.02	11		$4.34	$3.68	18

Capital expenditures	828	841	(2)		2,790	2,436	15
Cash provided by operating activities	1,051	1,142	(8)		4,288	3,938	9
Free cash flow [4]	275	230	20		1,771	1,685	5

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

[2]	These figures have been retrospectively amended as a result of our reportable segment realignment. See "Reportable Segments".

[3]	As defined. See "Key Performance Indicators".

[4]
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

Rogers Communications Inc.	8	Fourth Quarter 2018

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins)	2018	2017 (restated) [1]	% Chg		2018	2017 (restated) [1]	% Chg

Revenue
Service revenue	1,806	1,724	5		7,091	6,765	5
Equipment revenue	658	564	17		2,109	1,804	17
Revenue	2,464	2,288	8		9,200	8,569	7

Operating expenses
Cost of equipment	695	622	12		2,264	2,002	13
Other operating expenses [2]	741	701	6		2,846	2,841	—
Operating expenses	1,436	1,323	9		5,110	4,843	6

Adjusted EBITDA	1,028	965	7		4,090	3,726	10

Adjusted EBITDA margin	41.7%	42.2%	(0.5	pts)	44.5%	43.5%	1.0
Capital expenditures	309	269	15		1,086	806	35

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

[2]	Other operating expenses for 2017 have been retrospectively amended to include stock-based compensation. See "Reportable Segments".

Wireless Subscriber Results 1

	Three months ended December 31				Twelve months ended December 31
(In thousands, except churn, blended ABPU, and blended ARPU)	2018	2017	Chg		2018	2017	Chg

Postpaid
Gross additions	448	456	(8)		1,632	1,599	33
Net additions	112	72	40		453	354	99
Total postpaid subscribers [2]	9,157	8,704	453		9,157	8,704	453
Churn (monthly)	1.23%	1.48%	(0.25	pts)	1.10%	1.20%	(0.10	pts)
Prepaid
Gross additions	157	165	(8)		751	782	(31)
Net (losses) additions	(139)	(8)	(131)		(152)	61	(213)
Total prepaid subscribers [2]	1,626	1,778	(152)		1,626	1,778	(152)
Churn (monthly)	5.85%	3.22%	2.63	pts	4.38%	3.48%	0.90	pts
Blended ABPU (monthly)	$65.12	$63.46	$1.66		$64.74	$62.31	$2.43
Blended ARPU (monthly) [3]	$55.91	$54.95	$0.96		$55.64	$54.23	$1.41

[1]
Subscriber counts, subscriber churn, blended ABPU, and blended ARPU are key performance indicators. Effective January 1, 2018, in conjunction with our transition to IFRS 15, we commenced reporting blended ABPU as a new key performance indicator. See "Key Performance Indicators".

[2]	As at end of period.

[3]	Blended ARPU has been restated for 2017 using revenue recognition policies in accordance with IFRS 15.

Service revenue
The 5% increase in service revenue this quarter was a result of:

•	2% increase in blended ARPU this quarter, primarily due to the increased mix of subscribers on higher-rate plans from our various brands; and

•	a larger postpaid subscriber base.

The 3% increase in blended ABPU this quarter was a result of the increased service revenue as described above.

Rogers Communications Inc.	9	Fourth Quarter 2018

Gross postpaid subscriber additions this quarter were 448,000. We believe the marginal decrease in this figure from the same period last year was a result of a highly competitive market this quarter along with our disciplined approach around subscriber base management. We believe the higher postpaid net additions and lower postpaid churn this quarter were a result of our strategic focus on enhancing the customer experience by improving our customer service and continually increasing the quality of our network.

Equipment revenue
The 17% increase in equipment revenue this quarter was a result of:

•	an increase in sales of higher-value devices; and

•	an increase in device upgrades by existing subscribers.

Operating expenses
Cost of equipment
The 12% increase in the cost of equipment this quarter was a result of:

•	a shift in the product mix of device sales towards higher-cost smartphones; and

•	the increase in device upgrades by existing subscribers.

Other operating expenses
The 6% increase in other operating expenses this quarter was primarily a result of investments in frontline employees.

Adjusted EBITDA
The 7% increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	10	Fourth Quarter 2018

CABLE

Cable Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins)	2018	2017 (restated) [1]	% Chg		2018	2017 (restated) [1]	% Chg

Revenue
Internet	536	508	6		2,114	1,967	7
Television	363	372	(2)		1,442	1,501	(4)
Phone	86	98	(12)		363	411	(12)
Service revenue	985	978	1		3,919	3,879	1
Equipment revenue	4	3	33		13	15	(13)
Revenue	989	981	1		3,932	3,894	1

Operating expenses
Cost of equipment	6	5	20		21	20	5
Other operating expenses [2]	494	499	(1)		2,037	2,055	(1)
Operating expenses	500	504	(1)		2,058	2,075	(1)

Adjusted EBITDA	489	477	3		1,874	1,819	3

Adjusted EBITDA margin	49.4%	48.6%	0.8	pts	47.7%	46.7%	1.0	pts
Capital expenditures	422	430	(2)		1,429	1,334	7

[1]	Effective January 1, 2018 and on a retrospective basis, we realigned our reportable segments and related financial results. See "Reportable Segments".

[2]	Other operating expenses for 2017 have been retrospectively amended to include stock-based compensation. See "Reportable Segments".

Cable Subscriber Results 1

	Three months ended December 31			Twelve months ended December 31
(In thousands)	2018	2017 (restated)	Chg	2018	2017 (restated)	Chg

Internet [2]
Net additions	25	20	5	109	95	14
Total Internet subscribers [3]	2,430	2,321	109	2,430	2,321	109
Television
Net losses	(16)	(13)	(3)	(55)	(80)	25
Total Television subscribers [3]	1,685	1,740	(55)	1,685	1,740	(55)
Phone
Net (losses) additions	(4)	9	(13)	8	14	(6)
Total Phone subscribers [3]	1,116	1,108	8	1,116	1,108	8

Homes passed [3]	4,361	4,307	54	4,361	4,307	54
Total service units [4]
Net additions	5	16	(11)	62	29	33
Total service units [3]	5,231	5,169	62	5,231	5,169	62

[1]	Subscriber counts are key performance indicators. See "Key Performance Indicators".

[2]	Effective January 1, 2018, and on a retrospective basis, our Internet subscriber results include Smart Home Monitoring subscribers.

[3]	As at end of period.

[4]	Includes Internet, Television, and Phone.

Revenue
The 1% increase in revenue this quarter was a result of:

•	the movement of Internet customers to higher speed and usage tiers;

•	the impact of service pricing changes; and

•	a larger Internet subscriber base; partially offset by

•	promotional pricing provided to subscribers; and

•	a lower subscriber base for our Television products.

Rogers Communications Inc.	11	Fourth Quarter 2018

Internet revenue
The 6% increase in Internet revenue this quarter was a result of:

•	general movement of customers to higher speed and usage tiers of our Internet offerings;

•	the impact of Internet service pricing changes; and

•	a larger Internet subscriber base; partially offset by

•	promotional pricing provided to subscribers.

Television revenue
The 2% decrease in Television revenue this quarter was a result of:

•	the decline in Television subscribers over the past year; partially offset by

•	the impact of Television service pricing changes, net of promotional pricing provided to subscribers.

Phone revenue
The 12% decrease in Phone revenue this quarter was a result of promotional pricing provided to subscribers.

Operating expenses
The 1% decrease in operating expenses this quarter was a result of various cost efficiencies and productivity initiatives.

Adjusted EBITDA
The 3% increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	12	Fourth Quarter 2018

MEDIA

Media Financial Results

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except margins)	2018	2017	% Chg	2018	2017	% Chg

Revenue	540	526	3	2,168	2,153	1
Operating expenses [1]	500	489	2	1,972	2,026	(3)

Adjusted EBITDA	40	37	8	196	127	54

Adjusted EBITDA margin	7.4%	7.0%	0.4	9.0%	5.9%	3.1	pts
Capital expenditures	43	39	10	90	83	8

[1]	Operating expenses for 2017 have been retrospectively amended to include stock-based compensation. See "Reportable Segments".

Revenue
The 3% increase in revenue this quarter was a result of:

•	higher advertising revenue; and

•	higher sports-related revenue.

Operating expenses
The 2% increase in operating expenses this quarter was a result of:

•	higher programming costs; partially offset by

•	various cost efficiencies and productivity initiatives across the divisions.

Adjusted EBITDA
The 8% increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	13	Fourth Quarter 2018

CAPITAL EXPENDITURES

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except capital intensity)	2018	2017 (restated) [1]	% Chg		2018	2017 (restated) [1]	% Chg

Capital expenditures [2]
Wireless	309	269	15		1,086	806	35
Cable	422	430	(2)		1,429	1,334	7
Media	43	39	10		90	83	8
Corporate	59	103	(43)		210	287	(27)

Capital expenditures before proceeds on disposition	833	841	(1)		2,815	2,510	12
Proceeds on disposition	(5)	—	n/m		(25)	(74)	(66)

Capital expenditures [2]	828	841	(2)		2,790	2,436	15

Capital intensity [3]	21.0%	22.5%	(1.5	pts)	18.5%	17.0%	1.5	pts

[1]
Effective January 1, 2018 and on a retrospective basis, we realigned our reportable segments and related financial results. As a result, certain figures have been amended for comparative purposes. See "Reportable Segments".

[2]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences.

[3]	As defined. See "Key Performance Indicators".

Wireless
The increase in capital expenditures in Wireless this quarter was a result of investments made to upgrade our wireless network to continue delivering reliable performance for our customers. We have continued augmenting our existing LTE network with 4.5G technology investments that are also 5G-ready.

Cable
The decrease in capital expenditures in Cable this quarter was a result of lower investments in information technology, partially offset by greater investments in customer premise equipment. We also continued upgrading our hybrid fibre-coaxial infrastructure with additional fibre deployments and further DOCSIS technology enhancements. These deployments and enhancements will lower the number of homes passed per node and incorporate the latest technologies to help deliver more bandwidth and an even more reliable customer experience.

Media
The increase in capital expenditures in Media this quarter was a result of higher investments in the Rogers Centre, partially offset by lower investments in our broadcast infrastructure.

Corporate
The decrease in capital expenditures in Corporate this quarter was a result of higher investments in information technology in 2017.

Capital intensity
Capital intensity decreased this quarter as a result of lower capital expenditures, as discussed above, and higher total revenue.

Rogers Communications Inc.	14	Fourth Quarter 2018

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2018	2017 (restated) [1]	% Chg	2018	2017 (restated) [1]	% Chg

Adjusted EBITDA [2]	1,521	1,436	6	5,983	5,502	9
Deduct (add):
Depreciation and amortization	564	531	6	2,211	2,142	3
Gain on disposition of property, plant and equipment	—	—	—	(16)	(49)	(67)
Restructuring, acquisition and other	94	31	n/m	210	152	38
Finance costs	205	184	11	793	746	6
Other (income) expense	(26)	3	n/m	(32)	(19)	68
Income tax expense	182	188	(3)	758	685	11

Net income	502	499	1	2,059	1,845	12

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

[2]
Adjusted EBITDA is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about this measure, including how we calculate it.

Depreciation and amortization

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2018	2017	% Chg	2018	2017	% Chg

Depreciation	557	518	8	2,174	2,087	4
Amortization	7	13	(46)	37	55	(33)

Total depreciation and amortization	564	531	6	2,211	2,142	3

Total depreciation and amortization increased this quarter primarily as a result of higher capital expenditures this year. See "Capital Expenditures" for more information.

Restructuring, acquisition and other
This quarter, we incurred $94 million (2017 - $31 million) in restructuring, acquisition and other expenses. These costs were primarily a result of certain sports-related contract termination costs and severance costs associated with the targeted restructuring of our employee base.

Rogers Communications Inc.	15	Fourth Quarter 2018

Finance costs

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2018	2017	% Chg	2018	2017	% Chg

Interest on borrowings [1]	173	184	(6)	709	740	(4)
Interest on post-employment benefits liability	4	3	33	14	12	17
Loss on repayment of long-term debt	—	—	—	28	—	n/m
Loss (gain) on foreign exchange	90	8	n/m	136	(107)	n/m
Change in fair value of derivative instruments	(63)	(10)	n/m	(95)	99	n/m
Capitalized interest	(5)	(5)	—	(20)	(18)	11
Other	6	4	50	21	20	5

Total finance costs	205	184	11	793	746	6

[1]	Interest on borrowings includes interest on short-term borrowings and on long-term debt.

Bond forwards
During the quarter, we determined that we would no longer be able to exercise certain ten-year bond forward derivatives within the originally designated time frame. Consequently, we discontinued hedge accounting on those bond forward derivatives and reclassified a $21 million loss from the hedging reserve within shareholders' equity to finance costs (recorded in "change in fair value of derivative instruments"). We subsequently extended the bond forwards to January 31, 2019, with the ability to extend them further, and redesignated them as effective hedges.

Income tax expense

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars, except tax rates)	2018	2017 (restated) [1]	2018	2017 (restated) [1]

Statutory income tax rate	26.7%	26.7%	26.7%	26.7%
Income before income tax expense	684	687	2,817	2,530
Computed income tax expense	183	184	752	676
Increase (decrease) in income tax expense resulting from:
Non-deductible stock-based compensation	3	—	5	9
Non-(taxable) deductible portion of equity (income) losses	(3)	2	1	—
Non-deductible loss on FVTOCI investments	—	—	—	7
Income tax adjustment, legislative tax change	—	2	—	2
Non-taxable portion of capital gains	—	—	(9)	(10)
Other items	(1)	—	9	1

Total income tax expense	182	188	758	685

Effective income tax rate	26.6%	27.4%	26.9%	27.1%
Cash income taxes paid	54	76	370	475

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

The payment of cash income taxes was lower this quarter based on the timing of installment payments.

Net income

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except per share amounts)	2018	2017 (restated) [1]	% Chg	2018	2017 (restated) [1]	% Chg

Net income	502	499	1	2,059	1,845	12
Basic earnings per share	$0.97	$0.97	—	$4.00	$3.58	12
Diluted earnings per share	$0.97	$0.97	—	$3.99	$3.57	12

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

Rogers Communications Inc.	16	Fourth Quarter 2018

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except per share amounts)	2018	2017 (restated) [1]	% Chg	2018	2017 (restated) [1]	% Chg

Adjusted EBITDA [2]	1,521	1,436	6	5,983	5,502	9
Deduct:
Depreciation and amortization	564	531	6	2,211	2,142	3
Finance costs [3]	184	184	—	744	746	—
Other (income) expense [4]	(26)	3	n/m	(32)	1	n/m
Income tax expense [5]	214	193	11	819	711	15

Adjusted net income [2]	585	525	11	2,241	1,902	18

Adjusted basic earnings per share [2]	$1.14	$1.02	12	$4.35	$3.69	18
Adjusted diluted earnings per share [2]	$1.13	$1.02	11	$4.34	$3.68	18

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

[2]
Adjusted EBITDA, adjusted net income, and adjusted basic and diluted earnings per share are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[3]
Finance costs exclude a $21 million loss on discontinuation of hedge accounting on certain bond forwards for the three and twelve months ended December 31, 2018 (2017 - nil) and a $28 million loss on repayment of long-term debt for the twelve months ended December 31, 2018 (2017 - nil).

4 Other income for the twelve months ended December 31, 2017 excludes a $20 million provision reversal on the wind down of shomi.

[5]
Income tax expense excludes a $32 million recovery (2017 - $7 million recovery) for the three months ended December 31, 2018 and a $61 million recovery (2017 - $28 million recovery) for the twelve months ended December 31, 2018 related to the income tax impact for adjusted items. For the three and twelve months ended December 31, 2017, income tax expense also excludes expenses as a result of legislative tax changes of $2 million.

Rogers Communications Inc.	17	Fourth Quarter 2018

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2018	2017 (restated) [1]	2018	2017 (restated) [1]

Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	1,298	1,360	5,498	5,312
Change in non-cash operating working capital items	(42)	(17)	(114)	(164)
Cash provided by operating activities before income taxes paid and interest paid	1,256	1,343	5,384	5,148
Income taxes paid	(54)	(76)	(370)	(475)
Interest paid	(151)	(125)	(726)	(735)

Cash provided by operating activities	1,051	1,142	4,288	3,938

Investing activities:
Capital expenditures	(828)	(841)	(2,790)	(2,436)
Additions to program rights	(26)	(21)	(54)	(59)
Changes in non-cash working capital related to property, plant and equipment and intangible assets	107	101	(125)	109
Acquisitions and other strategic transactions, net of cash acquired	—	—	—	(184)
Other	9	21	25	(60)

Cash used in investing activities	(738)	(740)	(2,944)	(2,630)

Financing activities:
Net proceeds received (repayments) on short-term borrowings	256	(163)	508	858
Net repayment of long-term debt	—	(3)	(823)	(1,034)
Net proceeds (payments) on settlement of debt derivatives and forward contracts	26	40	388	(79)
Transaction costs incurred	—	—	(18)	—
Dividends paid	(247)	(247)	(988)	(988)

Cash provided by (used in) financing activities	35	(373)	(933)	(1,243)

Change in cash and cash equivalents	348	29	411	65
Cash and cash equivalents (bank advances), beginning of period	57	(35)	(6)	(71)

Cash and cash equivalents (bank advances), end of period	405	(6)	405	(6)

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

Operating activities
The 8% decrease in cash provided by operating activities this quarter was a result of a higher net investment in working capital items and higher interest paid, partially offset by lower income taxes paid.

Investing activities
Capital expenditures
During the quarter, we incurred $828 million on capital expenditures, before changes in non-cash working capital items, which was lower than the same period in 2017. See "Capital Expenditures" for more information.

Rogers Communications Inc.	18	Fourth Quarter 2018

Financing activities
During the quarter, we received net amounts of $282 million (2017 - repaid net amounts of $126 million) on our short-term borrowings, long-term debt, and related derivatives. See "Financial Risk Management" for more information on the cash flows relating to our derivative instruments.

Short-term borrowings
Our short-term borrowings consist of amounts outstanding under our accounts receivable securitization program and under our US dollar-denominated commercial paper (US CP) program. Below is a summary of our short-term borrowings as at December 31, 2018 and December 31, 2017.

	As at December 31	As at December 31
(In millions of dollars)	2018	2017

Accounts receivable securitization program	650	650
US commercial paper program	1,605	935

Total short-term borrowings	2,255	1,585

The tables below summarize the activity relating to our short-term borrowings for the three and twelve months ended December 31, 2018 and 2017.

		Three months ended December 31, 2018			Twelve months ended December 31, 2018
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from US commercial paper	3,826	1.31	5,026	15,262	1.29	19,752
Repayment of US commercial paper	(3,626)	1.32	(4,770)	(14,858)	1.30	(19,244)
Net proceeds received from US commercial paper			256			508

Proceeds received from accounts receivable securitization			—			225
Repayment of accounts receivable securitization			—			(225)
Net proceeds received from accounts receivable securitization			—			—

Net proceeds received on short-term borrowings			256			508

		Three months ended December 31, 2017			Twelve months ended December 31, 2017
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from US commercial paper	2,142	1.27	2,731	8,267	1.30	10,712
Repayment of US commercial paper	(1,958)	1.28	(2,504)	(7,530)	1.29	(9,704)
Net proceeds received from US commercial paper			227			1,008

Proceeds received from accounts receivable securitization			—			530
Repayment of accounts receivable securitization			(390)			(680)
Net repayment of accounts receivable securitization			(390)			(150)

Net (repayment of) proceeds received on short-term borrowings			(163)			858

Concurrent with our US CP issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under our US CP program. See "Financial Risk Management" for more information.

Rogers Communications Inc.	19	Fourth Quarter 2018

Long-term debt
Our long-term debt consists of amounts outstanding under our bank credit facilities and letter of credit facilities and the senior notes and debentures we have issued. The tables below summarize the activity relating to our long-term debt for the three and twelve months ended December 31, 2018 and 2017.

		Three months ended December 31, 2018			Twelve months ended December 31, 2018
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (US$)	—	—	—	125	1.26	157
Credit facility repayments (US$)	—	—	—	(125)	1.26	(157)
Net borrowings under credit facilities			—			—

Senior note issuances (US$)	—	—	—	750	1.25	938
Senior note repayments (US$)	—	—	—	(1,400)	1.26	(1,761)
Net repayment of senior notes			—			(823)

Net repayment of long-term debt			—			(823)

		Three months ended December 31, 2017			Twelve months ended December 31, 2017
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (Cdn$)			—			1,730
Credit facility borrowings (US$)	100	1.25	125	960	1.32	1,269
Total credit facility borrowings			125			2,999

Credit facility repayments (Cdn$)			—			(1,830)
Credit facility repayments (US$)	(100)	1.28	(128)	(1,110)	1.31	(1,453)
Total credit facility repayments			(128)			(3,283)

Net repayments under credit facilities			(3)			(284)

Senior note repayments (Cdn$)			—			(750)

Net repayment of long-term debt			(3)			(1,034)

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2018	2017	2018	2017

Long-term debt net of transaction costs, beginning of period	13,865	14,402	14,448	16,080
Net repayment of long-term debt	—	(3)	(823)	(1,034)
Loss (gain) on foreign exchange	422	47	672	(608)
Deferred transaction costs incurred	—	—	(18)	(3)
Amortization of deferred transaction costs	3	2	11	13

Long-term debt net of transaction costs, end of period	14,290	14,448	14,290	14,448

Rogers Communications Inc.	20	Fourth Quarter 2018

Dividends
Below is a summary of the dividends we declared and paid on our outstanding RCI Class A Voting common shares (Class A Shares) and RCI Class B Non-Voting common shares (Class B Non-Voting Shares) in 2018 and 2017. On January 24, 2019, we announced a 4.2% increase in the annualized dividend rate to $2.00 per Class A Voting Share and Class B Non-Voting Share, to be paid in quarterly installments of $0.50 per share.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)

January 25, 2018	March 12, 2018	April 3, 2018	0.48	247
April 19, 2018	June 11, 2018	July 3, 2018	0.48	247
August 15, 2018	September 14, 2018	October 3, 2018	0.48	247
October 19, 2018	December 11, 2018	January 3, 2019	0.48	247

January 26, 2017	March 13, 2017	April 3, 2017	0.48	247
April 18, 2017	June 12, 2017	July 4, 2017	0.48	247
August 17, 2017	September 15, 2017	October 3, 2017	0.48	247
October 19, 2017	December 11, 2017	January 2, 2018	0.48	247

Free cash flow

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2018	2017 (restated) [1]	% Chg	2018	2017 (restated) [1]	% Chg

Adjusted EBITDA [2]	1,521	1,436	6	5,983	5,502	9
Deduct:
Capital expenditures [3]	828	841	(2)	2,790	2,436	15
Interest on borrowings, net of capitalized interest	168	179	(6)	689	722	(5)
Net change in contract asset and deferred commission cost asset balances	196	110	78	363	184	97
Cash income taxes [4]	54	76	(29)	370	475	(22)

Free cash flow [2]	275	230	20	1,771	1,685	5

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

[2]
Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[3]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences.

[4]	Cash income taxes are net of refunds received.

Free cash flow increased this quarter primarily as a result of higher adjusted EBITDA and lower cash income taxes.

Effective January 1, 2019, we will redefine free cash flow such that we will no longer adjust for the "net change in contract asset and deferred commission cost asset balances" as outlined in the table below. We will redefine free cash flow to simplify this measure and we believe removing it will make us more comparable within our industry. This item was added on a transitional basis following our adoption of IFRS 15 to help stakeholders understand the impact this standard had on our results. The below table shows the effect this change will have on our free cash flow for the three and twelve months ended December 31, 2018 and 2017.

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2018	2017	% Chg	2018	2017	% Chg

Free cash flow as reported [1]	275	230	20	1,771	1,685	5
Add:
Net change in contract asset and deferred commission cost asset balances	196	110	78	363	184	97

Free cash flow (redefined) [1]	471	340	39	2,134	1,869	14

[1]
Free cash flow is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. This is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about this measure, including how we calculate it.

Rogers Communications Inc.	21	Fourth Quarter 2018

Financial Condition

Below is a summary of our total available liquidity under our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings as at December 31, 2018 and December 31, 2017.

As at December 31, 2018	Total available	Drawn	Letters of credit	US CP program	Net available
(In millions of dollars)

Bank credit facilities:
Revolving	3,200	—	9	1,605	1,586
Outstanding letters of credit	982	—	982	—	—
Total bank credit facilities	4,182	—	991	1,605	1,586
Accounts receivable securitization	1,050	650	—	—	400
Cash and cash equivalents	405	—	—	—	405

Total	5,637	650	991	1,605	2,391

As at December 31, 2017	Total available	Drawn	Letters of credit	US CP Program	Net available
(In millions of dollars)

Bank credit facilities:
Revolving	3,200	—	9	935	2,256
Outstanding letters of credit	87	—	87	—	—
Bank advances	—	6	—	—	(6)
Total bank credit facilities	3,287	6	96	935	2,250
Accounts receivable securitization	1,050	650	—	—	400

Total	4,337	656	96	935	2,650

In addition to the sources of available liquidity noted above, we held $1,051 million of marketable securities in publicly traded companies as at December 31, 2018 (December 31, 2017 - $1,465 million).

Weighted average cost of borrowings
Our weighted average cost of borrowings was 4.45% as at December 31, 2018 (December 31, 2017 - 4.70%) and our weighted average term to maturity was 10.7 years (December 31, 2017 - 9.9 years).

Credit ratings
Below is a summary of the credit ratings on RCI's outstanding senior notes and debentures (long-term) and US CP (short-term) as at December 31, 2018.

Issuance	Standard & Poor's	Moody's	Fitch
Corporate credit issuer default rating [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
Senior unsecured debt [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
US commercial paper [1]	A-2	P-2	N/A [2]

[1]	Unchanged in the quarter.

[2]	We did not seek a rating from Fitch for our short-term obligations in 2018.

Rogers Communications Inc.	22	Fourth Quarter 2018

Adjusted net debt and debt leverage ratio
We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, and cash and cash equivalents or bank advances.

	As at December 31	As at December 31
(In millions of dollars, except ratios)	2018	2017 (restated) [1]

Long-term debt [2]	14,404	14,555
Net debt derivative assets valued without any adjustment for credit risk [3]	(1,448)	(1,146)
Short-term borrowings	2,255	1,585
(Cash and cash equivalents) bank advances	(405)	6

Adjusted net debt [4]	14,806	15,000
Divided by: trailing 12-month adjusted EBITDA [4]	5,983	5,502

Debt leverage ratio [4]	2.5	2.7

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

[2]
Includes current and long-term portion of long-term debt before deferred transaction costs and discounts. See "Reconciliation of adjusted net debt" in "Non-GAAP Measures" for the calculation of this amount.

[3]
For purposes of calculating adjusted net debt and debt leverage ratio, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.

[4]
Adjusted net debt, adjusted EBITDA, and debt leverage ratio are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

Normal course issuer bid
In April 2018, the TSX accepted a notice of our intention to commence a normal course issuer bid (NCIB) that allows us to purchase, during the twelve-month period beginning April 24, 2018 and ending April 23, 2019, the lesser of 35.8 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased under the NCIB for an aggregate purchase price of $500 million. Rogers security holders may obtain a copy of this notice, without charge, by contacting us. We have not repurchased any shares under our NCIB this quarter or this year.

Outstanding common shares

	As at December 31	As at December 31
	2018	2017

Common shares outstanding [1]
Class A Voting	111,155,637	112,407,192
Class B Non-Voting	403,657,038	402,403,433

Total common shares	514,812,675	514,810,625

Options to purchase Class B Non-Voting Shares
Outstanding options	2,719,612	2,637,890
Outstanding options exercisable	1,059,590	924,562

[1]
Holders of our Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

Rogers Communications Inc.	23	Fourth Quarter 2018

Financial Risk Management

This section should be read in conjunction with "Financial Risk Management" in our 2017 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 85.3% of our outstanding debt, including short-term borrowings, as at December 31, 2018 (December 31, 2017 - 89.5%).

Debt derivatives
We use cross-currency interest exchange agreements (debt derivatives) to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated senior notes and debentures, credit facility borrowings, and US dollar-denominated commercial paper borrowings. We designate the debt derivatives related to our senior notes and debentures as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Below is a summary of the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three and twelve months ended December 31, 2018 and 2017.

		Three months ended December 31, 2018			Twelve months ended December 31, 2018
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	—	—	—	125	1.26	157
Debt derivatives settled	—	—	—	125	1.26	157
Net cash paid			—			(1)

US commercial paper program
Debt derivatives entered	3,826	1.31	5,025	15,262	1.29	19,751
Debt derivatives settled	3,620	1.31	4,735	14,833	1.29	19,148
Net cash received			26			63

		Three months ended December 31, 2017			Twelve months ended December 31, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	100	1.25	125	1,610	1.32	2,126
Debt derivatives settled	100	1.25	125	1,760	1.32	2,327
Net cash received (paid)			4			(17)

US commercial paper program
Debt derivatives entered	2,140	1.28	2,732	8,266	1.30	10,711
Debt derivatives settled	1,955	1.28	2,500	7,521	1.29	9,692
Net cash received (paid)			36			(62)

As at December 31, 2018, we had nil and US$1,178 million notional amount of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2017 - nil and US$746 million), respectively.

See "Mark-to-market value" for more information about our debt derivatives.

Senior notes
We did not enter into or settle any debt derivatives related to senior notes during the quarter. See "Mark-to-market value" for more information about our debt derivatives.

Rogers Communications Inc.	24	Fourth Quarter 2018

Bond forwards
We did not enter into or settle any bond forwards during the three or twelve months ended December 31, 2018 and 2017.

During the quarter, we determined that we would no longer be able to exercise certain ten-year bond forwards within the originally designated time frame. Consequently, we discontinued hedge accounting on those bond forwards and reclassified a $21 million loss from the hedging reserve within shareholders' equity to finance costs. We subsequently extended the bond forwards to January 31, 2019, with the ability to extend them further, and redesignated them as effective hedges.

See "Mark-to-market value" for more information about our bond forwards.

Expenditure derivatives
Below is a summary of the expenditure derivatives we entered into and settled during the three and twelve months ended December 31, 2018 and 2017.

		Three months ended December 31, 2018			Twelve months ended December 31, 2018
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	—	—	—	720	1.24	896
Expenditure derivatives settled	210	1.30	274	840	1.30	1,093

		Three months ended December 31, 2017			Twelve months ended December 31, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	—	—	—	840	1.27	1,070
Expenditure derivatives settled	225	1.33	300	930	1.33	1,240

As at December 31, 2018, we had US$1,080 million notional amount of expenditure derivatives outstanding (December 31, 2017 - US$1,200 million) with terms to maturity ranging from January 2019 to December 2020 (December 31, 2017 - January 2018 to December 2019), at an average rate of $1.24/US$ (December 31, 2017 - $1.28/US$).

See "Mark-to-market value" for more information about our expenditure derivatives.

Equity derivatives
As at December 31, 2018, we had equity derivatives outstanding for 5.0 million (December 31, 2017 - 5.4 million) Class B Non-Voting Shares with a weighted average price of $51.54 (December 31, 2017 - $51.44).

We did not enter into or settle any equity derivatives during the quarter. See "Mark-to-market value" for more information about our equity derivatives.

Rogers Communications Inc.	25	Fourth Quarter 2018

Mark-to-market value
We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at December 31, 2018
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,500	1.1243	6,184	1,354
As liabilities	550	1.3389	736	(22)
Short-term debt derivatives not accounted for as hedges:
As assets	1,178	1.3276	1,564	41
Net mark-to-market debt derivative asset				1,373
Bond forwards accounted for as cash flow hedges:
As liabilities	—	—	900	(87)
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,080	1.2413	1,341	122
Equity derivatives not accounted for as hedges:
As assets	—	—	258	92

Net mark-to-market asset				1,500

	As at December 31, 2017
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,200	1.0401	5,409	1,301
As liabilities	1,500	1.3388	2,008	(149)
Short-term debt derivatives not accounted for as hedges:
As liabilities	746	1.2869	960	(23)
Net mark-to-market debt derivative asset				1,129
Bond forwards accounted for as cash flow hedges:
As liabilities	—	—	900	(64)
Expenditure derivatives accounted for as cash flow hedges:
As assets	240	1.2239	294	5
As liabilities	960	1.2953	1,243	(44)
Net mark-to-market expenditure derivative liability				(39)
Equity derivatives not accounted for as hedges:
As assets	—	—	276	68

Net mark-to-market asset				1,094

Rogers Communications Inc.	26	Fourth Quarter 2018

Critical Accounting Policies and Estimates

IFRS 15, Revenue from contracts with customers
We adopted IFRS 15, Revenue from contracts with customers (IFRS 15), on January 1, 2018. IFRS 15 supersedes previous accounting standards for revenue, including IAS 18, Revenue (IAS 18) and IFRIC 13, Customer loyalty programmes (IFRIC 13).

The application of this new standard has significant impacts on our reported Wireless results, specifically with regards to the timing of recognition and classification of revenue, and the treatment of costs incurred in acquiring customer contracts. The timing of recognition and classification of revenue is affected because, at contract inception, IFRS 15 requires the estimation of total consideration over the contract term and the allocation of that consideration to all performance obligations in the contract based on their relative stand-alone selling prices. This affects our Wireless arrangements that bundle equipment and service together into monthly service fees, which results in an increase to equipment revenue recognized at contract inception and a decrease to service revenue recognized over the course of the contracts as the device subsidy recovery component of our revenue is largely removed from our service revenue. The application of IFRS 15 does not affect our cash flows from operations or the methods and underlying economics through which we transact with our customers.

We have retrospectively applied IFRS 15 to all contracts that were not complete on the date of initial application. We have made a policy choice to restate each prior period presented and have recognized the cumulative effect of initially applying IFRS 15 as an adjustment to the opening balance of equity as at January 1, 2017, subject to certain practical expedients we adopted. We have separately provided supplementary financial information at investors.rogers.com that provides our results under the prior accounting basis.

Effect of transition to IFRS 15
Below is a summary of the IFRS 15 adjustments on our key financial information for the three and twelve months ended December 31, 2017, all of which pertain to our Wireless segment.

	Three months ended December 31, 2017			Twelve months ended December 31, 2017
(In millions of dollars)	As previously reported [1]	Adjustments	Restated	As previously reported [1]	Adjustments	Restated

Consolidated
Total revenue	3,632	99	3,731	14,143	226	14,369
Total service revenue [2]	3,430	(266)	3,164	13,560	(1,010)	12,550
Adjusted EBITDA [3]	1,326	110	1,436	5,318	184	5,502

Net income	419	80	499	1,711	134	1,845
Adjusted net income [3]	445	80	525	1,768	134	1,902

Wireless
Service revenue	1,990	(266)	1,724	7,775	(1,010)	6,765
Equipment revenue	199	365	564	568	1,236	1,804

Operating expenses [4]	1,334	(11)	1,323	4,801	42	4,843

Adjusted EBITDA	855	110	965	3,542	184	3,726

[1]
Amounts calculated on a basis consistent with our previous revenue recognition accounting policies prior to adopting IFRS 15. Certain amounts presented under prior accounting basis have been retrospectively amended as a result of our use of adjusted EBITDA in 2018.

[2]	As defined. See "Key Performance Indicators".

[3]
Adjusted EBITDA and adjusted net income are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[4]	Operating expenses have been retrospectively amended to include stock-based compensation. See "Reportable Segments".

Rogers Communications Inc.	27	Fourth Quarter 2018

Below is a summary of the IFRS 15 adjustments on certain key financial metrics from our Consolidated Statements of Financial Position as at January 1, 2017 and December 31, 2017.

	As at January 1, 2017			As at December 31, 2017
(in millions of dollars)	As previously reported	Adjustments	Restated	As previously reported	Adjustments	Restated

Consolidated
Total assets	28,342	1,469	29,811	28,863	1,627	30,490
Total liabilities	23,073	454	23,527	22,516	478	22,994
Shareholders' equity	5,269	1,015	6,284	6,347	1,149	7,496

The application of IFRS 15 did not affect our cash flow totals from operating, investing, or financing activities.

IFRS 16, Leases (IFRS 16)
Effective January 1, 2019, we will adopt IFRS 16. Our first quarter 2019 interim financial statements will be our first financial statements issued in accordance with IFRS 16. IFRS 16 supersedes the current accounting standards for leases, including IAS 17, Leases (IAS 17) and IFRIC 4, Determining Whether an Arrangement Contains a Lease (IFRIC 4).

IFRS 16 introduces a single accounting model for lessees unless the underlying asset is of low value. A lessee will be required to recognize, on its statement of financial position, a right-of-use asset, representing its right to use the underlying leased asset, and a lease liability, representing its obligation to make lease payments. As a result of adopting IFRS 16, we will recognize a significant increase to both assets and liabilities on our Consolidated Statements of Financial Position, as well as a decrease to operating costs (and therefore an increase to adjusted EBITDA) to remove lease rent, an increase to depreciation and amortization (due to depreciation of the right-of-use asset), and an increase to finance costs (due to accretion of the lease liability). The accounting treatment for lessors will remain largely the same as under IAS 17.

We will adopt IFRS 16 with the cumulative effect of initial application recognized as an adjustment to retained earnings within shareholders' equity on January 1, 2019. We will not restate comparatives for 2018.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2017 Annual MD&A and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered alternatives to net income or any other measure of performance under IFRS. They include:

•	subscriber counts;

•	Wireless;

•	Cable; and

•	homes passed (Cable);

•	subscriber churn (churn);

•	blended average billings per user (ABPU);

•	blended average revenue per user (ARPU);

•	capital intensity; and

•	total service revenue.

Rogers Communications Inc.	28	Fourth Quarter 2018

Non-GAAP Measures

We use the following non-GAAP measures. These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted EBITDA Adjusted EBITDA margin	●	To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.
Adjusted EBITDA:
Net income
add (deduct)
income tax expense (recovery); finance costs; depreciation and amortization; other expense (income); restructuring, acquisition and other; and loss (gain) on disposition of property, plant and equipment.

Adjusted EBITDA margin:
Adjusted EBITDA
divided by
revenue.

Net income
	●	We believe that certain investors and analysts use adjusted EBITDA to measure our ability to service debt and to meet other payment obligations.
	●	We also use it as one component in determining short-term incentive compensation for all management employees.
Adjusted net income Adjusted basic and diluted earnings per share	●
To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income:
Net income
add (deduct)
restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:
Adjusted net income and adjusted net income including the dilutive effect of stock-based compensation divided by
basic and diluted weighted average shares outstanding.
Net income Basic and diluted earnings per share
Free cash flow [1]	●	To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.	Adjusted EBITDA deduct capital expenditures; interest on borrowings net of capitalized interest; net change in contract asset and deferred commission cost asset balances; and cash income taxes.	Cash provided by operating activities
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	To conduct valuation-related analysis and make decisions about capital structure.
Total long-term debt
add (deduct)
current portion of long-term debt; deferred transaction costs and discounts; net debt derivative (assets) liabilities; credit risk adjustment related to net debt derivatives; bank advances (cash and cash equivalents); and short-term borrowings.
Long-term debt
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.
Debt leverage ratio	●	To conduct valuation-related analysis and make decisions about capital structure.	Adjusted net debt (defined above) divided by 12-month trailing adjusted EBITDA (defined above).	Long-term debt divided by net income
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

[1]
Effective January 1, 2019, we will redefine free cash flow such that we will no longer adjust for the "net change in contract asset and deferred commission cost asset balances". We will redefine free cash flow to simplify this measure and we believe removing it will make us more comparable within our industry.

Rogers Communications Inc.	29	Fourth Quarter 2018

Reconciliation of adjusted EBITDA

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2018	2017 (restated) [1]	2018	2017 (restated) [1]

Net income	502	499	2,059	1,845
Add:
Income tax expense	182	188	758	685
Finance costs	205	184	793	746
Depreciation and amortization	564	531	2,211	2,142

EBITDA	1,453	1,402	5,821	5,418
Add (deduct):
Other (income) expense	(26)	3	(32)	(19)
Restructuring, acquisition and other	94	31	210	152
Gain on disposition of property, plant and equipment	—	—	(16)	(49)

Adjusted EBITDA	1,521	1,436	5,983	5,502

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

Reconciliation of adjusted EBITDA margin

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars, except margins)	2018	2017 (restated) [1]	2018	2017 (restated) [1]

Adjusted EBITDA	1,521	1,436	5,983	5,502
Divided by: total revenue	3,938	3,731	15,096	14,369

Adjusted EBITDA margin	38.6%	38.5%	39.6%	38.3%

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

Reconciliation of adjusted net income

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2018	2017 (restated) [1]	2018	2017 (restated) [1]

Net income	502	499	2,059	1,845
Add (deduct):
Restructuring, acquisition and other	94	31	210	152
Loss on bond forward derivatives	21	—	21	—
Loss on repayment of long-term debt	—	—	28	—
Gain on disposition of property, plant and equipment	—	—	(16)	(49)
Recovery on wind down of shomi	—	—	—	(20)
Income tax impact of above items	(32)	(7)	(61)	(28)
Income tax adjustment, legislative tax change	—	2	—	2

Adjusted net income	585	525	2,241	1,902

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

Rogers Communications Inc.	30	Fourth Quarter 2018

Reconciliation of adjusted earnings per share

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars, except per share amounts; number of shares outstanding in millions)	2018	2017 (restated) [1]	2018	2017 (restated) [1]

Adjusted basic earnings per share:
Adjusted net income	585	525	2,241	1,902
Divided by:
Weighted average number of shares outstanding	515	515	515	515

Adjusted basic earnings per share	$1.14	$1.02	$4.35	$3.69

Adjusted diluted earnings per share:
Diluted adjusted net income	585	523	2,239	1,901
Divided by:
Diluted weighted average number of shares outstanding	517	517	516	517

Adjusted diluted earnings per share	$1.13	$1.02	$4.34	$3.68

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

Reconciliation of free cash flow

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2018	2017	2018	2017

Cash provided by operating activities	1,051	1,142	4,288	3,938
Add (deduct):
Capital expenditures	(828)	(841)	(2,790)	(2,436)
Interest on borrowings, net of capitalized interest	(168)	(179)	(689)	(722)
Restructuring, acquisition and other	94	31	210	152
Interest paid	151	125	726	735
Program rights amortization	(19)	(15)	(58)	(64)
Change in non-cash operating working capital items	42	17	114	164
Other adjustments	(48)	(50)	(30)	(82)

Free cash flow	275	230	1,771	1,685
Net change in contract asset and deferred commission cost asset balances [1]	196	110	363	184

Free cash flow (with respect to "2019 Outlook")	471	340	2,134	1,869

[1]
Includes "net change in contract asset balances" and the net change in deferred commission cost asset balances in "other" in operating activities on the Interim Condensed Consolidated Statements of Cash Flows.

Rogers Communications Inc.	31	Fourth Quarter 2018

Reconciliation of adjusted net debt and debt leverage ratio

	As at December 31	As at December 31
(In millions of dollars)	2018	2017

Current portion of long-term debt	900	1,756
Long-term debt	13,390	12,692
Deferred transaction costs and discounts	114	107
	14,404	14,555
Add (deduct):
Net debt derivative assets	(1,373)	(1,129)
Credit risk adjustment related to net debt derivative assets	(75)	(17)
Short-term borrowings	2,255	1,585
(Cash and cash equivalents) bank advances	(405)	6

Adjusted net debt	14,806	15,000

	As at December 31	As at December 31
(In millions of dollars, except ratios)	2018	2017 (restated) [1]

Adjusted net debt	14,806	15,000
Divided by: trailing 12-month adjusted EBITDA	5,983	5,502

Debt leverage ratio	2.5	2.7

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

Rogers Communications Inc.	32	Fourth Quarter 2018

Other Information

Consolidated financial results - quarterly summary
Below is a summary of our consolidated results for the past eight quarters.

	2018				2017 [1]
(In millions of dollars, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue
Wireless	2,464	2,331	2,214	2,191	2,288	2,203	2,076	2,002
Cable [2]	989	983	991	969	981	977	976	960
Media	540	488	608	532	526	516	637	474
Corporate items and intercompany eliminations [2]	(55)	(33)	(57)	(59)	(64)	(50)	(69)	(64)
Total revenue	3,938	3,769	3,756	3,633	3,731	3,646	3,620	3,372
Total service revenue [3]	3,276	3,271	3,300	3,127	3,164	3,196	3,221	2,969

Adjusted EBITDA [4]
Wireless	1,028	1,099	1,029	934	965	1,017	915	829
Cable [2]	489	490	462	433	477	471	455	416
Media	40	73	60	23	37	61	59	(30)
Corporate items and intercompany eliminations [2]	(36)	(42)	(47)	(52)	(43)	(46)	(40)	(41)
Adjusted EBITDA	1,521	1,620	1,504	1,338	1,436	1,503	1,389	1,174
Deduct (add):
Depreciation and amortization	564	558	545	544	531	531	535	545
Gain on disposition of property, plant and equipment	—	(5)	—	(11)	—	—	(49)	—
Restructuring, acquisition and other	94	47	26	43	31	59	34	28
Finance costs	205	176	193	219	184	183	189	190
Other (income) expense	(26)	15	2	(23)	3	20	(31)	(11)
Net income before income tax expense	684	829	738	566	687	710	711	422
Income tax expense	182	235	200	141	188	202	183	112
Net income	502	594	538	425	499	508	528	310

Earnings per share:
Basic	$0.97	$1.15	$1.04	$0.83	$0.97	$0.99	$1.03	$0.60
Diluted	$0.97	$1.15	$1.04	$0.80	$0.97	$0.98	$1.02	$0.60

Net income	502	594	538	425	499	508	528	310
Add (deduct):
Restructuring, acquisition and other	94	47	26	43	31	59	34	28
Loss on bond forward derivatives	21	—	—	—	—	—	—	—
Loss on repayment of long-term debt	—	—	—	28	—	—	—	—
Recovery on wind down of shomi	—	—	—	—	—	—	(20)	—
Gain on disposition of property, plant and equipment	—	(5)	—	(11)	—	—	(49)	—
Income tax impact of above items	(32)	(11)	(10)	(8)	(7)	(16)	3	(8)
Income tax adjustment, legislative tax change	—	—	—	—	2	—	—	—
Adjusted net income [4]	585	625	554	477	525	551	496	330

Adjusted earnings per share [4]:
Basic	$1.14	$1.21	$1.08	$0.93	$1.02	$1.07	$0.96	$0.64
Diluted	$1.13	$1.21	$1.07	$0.90	$1.02	$1.07	$0.96	$0.64

Capital expenditures	828	700	657	605	841	658	451	486
Cash provided by operating activities	1,051	1,304	1,048	885	1,142	1,377	823	596
Free cash flow [4]	275	550	562	384	230	523	607	325

[1]	2017 reported figures have been restated applying IFRS 15. See "Critical Accounting Policies and Estimates".

[2]	These figures have been retrospectively amended as a result of our reportable segment realignment. See "Reportable Segments".

[3]	As defined. See "Key Performance Indicators".

[4]
Adjusted EBITDA, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

Rogers Communications Inc.	33	Fourth Quarter 2018

Supplementary Information

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of dollars, except for per share amounts, unaudited)

	Three months ended December 31		Twelve months ended December 31
	2018	2017	2018	2017
		(restated)		(restated)

Revenue	3,938	3,731	15,096	14,369

Operating expenses:
Operating costs	2,417	2,295	9,113	8,867
Depreciation and amortization	564	531	2,211	2,142
Gain on disposition of property, plant and equipment	—	—	(16)	(49)
Restructuring, acquisition and other	94	31	210	152
Finance costs	205	184	793	746
Other (income) expense	(26)	3	(32)	(19)

Income before income tax expense	684	687	2,817	2,530
Income tax expense	182	188	758	685

Net income for the period	502	499	2,059	1,845

Earnings per share:
Basic	$0.97	$0.97	$4.00	$3.58
Diluted	$0.97	$0.97	$3.99	$3.57

Rogers Communications Inc.	34	Fourth Quarter 2018

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of dollars, unaudited)

	As at December 31	As at December 31	As at January 1
	2018	2017	2017
		(restated)	(restated)

Assets
Current assets:
Cash and cash equivalents	405	—	—
Accounts receivable	2,259	2,035	1,944
Inventories	466	435	452
Current portion of contract assets	1,052	820	723
Other current assets	436	414	417
Current portion of derivative instruments	270	421	91
Total current assets	4,888	4,125	3,627

Property, plant and equipment	11,780	11,143	10,749
Intangible assets	7,205	7,244	7,130
Investments	2,134	2,561	2,174
Derivative instruments	1,339	953	1,708
Contract assets	535	413	354
Other long-term assets	132	143	156
Deferred tax assets	—	3	8
Goodwill	3,905	3,905	3,905

Total assets	31,918	30,490	29,811

Liabilities and shareholders’ equity
Current liabilities:
Bank advances	—	6	71
Short-term borrowings	2,255	1,585	800
Accounts payable and accrued liabilities	3,052	2,931	2,783
Income tax payable	177	62	186
Other current liabilities	132	132	285
Contract liabilities	233	278	302
Current portion of long-term debt	900	1,756	750
Current portion of derivative instruments	87	133	22
Total current liabilities	6,836	6,883	5,199

Provisions	35	35	33
Long-term debt	13,390	12,692	15,330
Derivative instruments	22	147	118
Other long-term liabilities	546	613	562
Deferred tax liabilities	2,910	2,624	2,285
Total liabilities	23,739	22,994	23,527

Shareholders’ equity	8,179	7,496	6,284

Total liabilities and shareholders’ equity	31,918	30,490	29,811

Rogers Communications Inc.	35	Fourth Quarter 2018

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of dollars, unaudited)

	Three months ended December 31		Twelve months ended December 31
	2018	2017	2018	2017
		(restated)		(restated)
Operating activities:
Net income for the period	502	499	2,059	1,845
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	564	531	2,211	2,142
Program rights amortization	19	15	58	64
Finance costs	205	184	793	746
Income tax expense	182	188	758	685
Post-employment benefits contributions, net of expense	(6)	28	(44)	4
Gain on disposition of property, plant and equipment	—	—	(16)	(49)
Recovery on wind down of shomi	—	—	—	(20)
Net change in contract asset balances	(186)	(95)	(354)	(156)
Other	18	10	33	51
Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	1,298	1,360	5,498	5,312
Change in non-cash operating working capital items	(42)	(17)	(114)	(164)
Cash provided by operating activities before income taxes paid and interest paid	1,256	1,343	5,384	5,148
Income taxes paid	(54)	(76)	(370)	(475)
Interest paid	(151)	(125)	(726)	(735)

Cash provided by operating activities	1,051	1,142	4,288	3,938

Investing activities:
Capital expenditures	(828)	(841)	(2,790)	(2,436)
Additions to program rights	(26)	(21)	(54)	(59)
Changes in non-cash working capital related to property, plant and equipment and intangible assets	107	101	(125)	109
Acquisitions and other strategic transactions, net of cash acquired	—	—	—	(184)
Other	9	21	25	(60)

Cash used in investing activities	(738)	(740)	(2,944)	(2,630)

Financing activities:
Net proceeds received (repayments) on short-term borrowings	256	(163)	508	858
Net repayment of long-term debt	—	(3)	(823)	(1,034)
Net proceeds (payments) on settlement of debt derivatives and forward contracts	26	40	388	(79)
Transaction costs incurred	—	—	(18)	—
Dividends paid	(247)	(247)	(988)	(988)

Cash provided by (used in) financing activities	35	(373)	(933)	(1,243)

Change in cash and cash equivalents	348	29	411	65
Cash and cash equivalents (bank advances), beginning of period	57	(35)	(6)	(71)

Cash and cash equivalents (bank advances), end of period	405	(6)	405	(6)

Rogers Communications Inc.	36	Fourth Quarter 2018

Investments

	As at December 31	As at December 31
(In millions of dollars)	2018	2017

Investments in:
Publicly traded companies	1,051	1,465
Private companies	145	167
Investments, measured at fair value through other comprehensive income	1,196	1,632
Investments, associates and joint ventures	938	929

Total investments	2,134	2,561

Long-term debt

			Principal amount	Interest rate	As at December 31	As at December 31
(In millions of dollars, except interest rates)	Due date				2018	2017

Senior notes	2018	US	1,400	6.800%	—	1,756
Senior notes	2019		400	2.800%	400	400
Senior notes	2019		500	5.380%	500	500
Senior notes	2020		900	4.700%	900	900
Senior notes	2021		1,450	5.340%	1,450	1,450
Senior notes	2022		600	4.000%	600	600
Senior notes	2023	US	500	3.000%	682	627
Senior notes	2023	US	850	4.100%	1,160	1,066
Senior notes	2024		600	4.000%	600	600
Senior notes	2025	US	700	3.625%	955	878
Senior notes	2026	US	500	2.900%	682	627
Senior debentures [1]	2032	US	200	8.750%	273	251
Senior notes	2038	US	350	7.500%	478	439
Senior notes	2039		500	6.680%	500	500
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2043	US	500	4.500%	682	627
Senior notes	2043	US	650	5.450%	887	816
Senior notes	2044	US	1,050	5.000%	1,433	1,318
Senior notes	2048	US	750	4.300%	1,022	—
					14,404	14,555
Deferred transaction costs and discounts					(114)	(107)
Less current portion					(900)	(1,756)

Total long-term debt					13,390	12,692

[1]	Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at December 31, 2018 and December 31, 2017.

Rogers Communications Inc.	37	Fourth Quarter 2018

About Forward-Looking Information

This earnings release includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information:

•
typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions, although not all forward-looking information includes them;

•
includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

•	was approved by our management on the date of this earnings release.

Our forward-looking information includes forecasts and projections related to the following items, some of which are non-GAAP measures (see "Non-GAAP Measures"), among others:

•	revenue;

•	total service revenue;

•	adjusted EBITDA;

•	capital expenditures;

•	cash income tax payments;

•	free cash flow;

•	dividend payments;

•	the growth of new products and services;

•	expected growth in subscribers and the services to which they subscribe;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	continued cost reductions and efficiency improvements;

•	traction against our debt leverage ratio; and

•	all other statements that are not historical facts.

Specific forward-looking information included or incorporated in this document includes, but is not limited to, our information and statements under "2019 Outlook" relating to our 2019 consolidated guidance on revenue, adjusted EBITDA, capital expenditures, and free cash flow. All other statements that are not historical facts are forward-looking statements.

We base our conclusions, forecasts, and projections on the following factors, among others:

•	general economic and industry growth rates;

•	currency exchange rates and interest rates;

•	product pricing levels and competitive intensity;

•	subscriber growth;

•	pricing, usage, and churn rates;

•	changes in government regulation;

•	technology deployment;

•	availability of devices;

•	timing of new product launches;

•	content and equipment costs;

•	the integration of acquisitions; and

•	industry structure and stability.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:

•	regulatory changes;

•	technological changes;

•	economic conditions;

•	unanticipated changes in content or equipment costs;

•	changing conditions in the entertainment, information, and communications industries;

•	the integration of acquisitions;

•	litigation and tax matters;

•	the level of competitive intensity;

•	the emergence of new opportunities; and

•	new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Rogers Communications Inc.	38	Fourth Quarter 2018

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Key assumptions underlying our full-year 2019 guidance
Our 2019 guidance ranges above are based on many assumptions including, but not limited to, the following material assumptions:

•	continued increase in competitive intensity in all segments in which we operate;

•	a substantial portion of our 2019 US dollar-denominated expenditures is hedged at an average exchange rate of $1.25/US$;

•	key interest rates remain relatively stable throughout 2019;

•
no significant additional legal or regulatory developments, shifts in economic conditions, or macro changes in the competitive environment affecting our business activities. We note that regulatory decisions issued during 2019 could materially alter underlying assumptions around our 2019 Wireless, Cable, and/or Media results in the current and future years, the impacts of which are currently unknown and not factored into our guidance;

•
Wireless customers continue to adopt, and upgrade to, higher-value smartphones and select higher data usage packages at similar rates in 2019 compared to 2018 and a similar proportion of customers remain on term contracts;

•	overall wireless market penetration in Canada grows in 2019 at a similar rate as in 2018;

•	our relative market share in Wireless and Cable is not negatively impacted by changing competitive dynamics;

•	continued subscriber growth in Wireless and Internet; stable Television subscribers; and a decline in our Phone subscriber base;

•	in Media, continued growth in sports and declines in certain traditional media businesses; and

•	with respect to the increase in capital expenditures:

•
we continue to invest appropriately to ensure we have competitive wireless and cable networks through (i) building a 4.5G to 5G wireless network and (ii) upgrading our hybrid fibre-coaxial network to lower the number of homes passed per node, utilize the latest technologies, and deliver an even more reliable customer experience; and

•	we continue to make expenditures related to our Connected Home roadmap in 2019.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the sections in our 2017 Annual MD&A entitled "Regulation in Our Industry" and "Governance and Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to our website is not part of or incorporated into this earnings release.

# # #

Rogers Communications Inc.	39	Fourth Quarter 2018